08006248

RECEIVED

2008 DEC 15 A 6:27

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

SUPPL

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

> **Filing made by Indofood Agri Resources Limited ("IndoAgri"), a subsidiary of the Company, to the Singapore Stock Exchange, attaching with its press release dated 22nd November, 2008 on the Proposed Acquisition of Hijau, Sain and Mitra by IndoAgri's Subsidiary.**

Dated this 24th day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

** Independent Non-executive Directors*

PROCESSED
DEC 17 2008
THOMSON REUTERS

MF

dw 12/16

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	MAK MEI YOOK
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	22-Nov-2008 14:41:07
Announcement No.	00006

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	PROPOSED ACQUISITION OF HIJAU, SAIN AND MITRA BY THE COMPANY'S SUBSIDIARY
Description	See attached.
Attachments	AcquisitionHijauSAINMitra.pdf Total size = 38K (2048K size limit recommended)

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IndoAgri

INDOFOOD AGRI RESOURCES LTD.
(Incorporated in the Republic of Singapore)

In line with the strategies of Indofood Agri Resources Ltd. (the "Company") to enhance its integrated agribusiness model and improve its operating efficiency, amongst others, through (i) the integration of its seed breeding operations and development of plantation land, (ii) securing additional land bank for future expansion and (iii) operation of its own bulking station at a strategic location, the Board of Directors of the Company wishes to announce that its 90%-owned subsidiary, PT Salim Ivomas Pratama ("SIMP") has entered into the following conditional agreements on 21 November 2008:-

1) <u>Sale & Purchase Agreement With PT Abadi Cemerlang Sejahtera ("ACS Agreement")</u>

Pursuant to the ACS Agreement, SIMP will acquire from PT Abadi Cemerlang Sejahtera ("ACS") 100% of the total issued share capital of PT Cakra Alam Makmur ("CAM"), PT Hijaupertiwi Indah Plantation ("HPIP"), and PT Cangkul Bumisubur and its subsidiary, PT Pelangi Inti Pertiwi (collectively "CBS") for a total cash consideration of Rp11.7 billion; and in addition, the ACS Agreement also stipulates that SIMP has the obligation to settle any outstanding loans that have been extended and to be extended by ACS to CAM, HPIP and CBS until the date of completion, which is estimated to be around Rp43.5 billion (collectively "Aggregate Consideration") (approximately S$6.9 million based on an exchange rate of Rp8,022 : S$1 as at 21 November 2008) (the "Proposed Acquisition Hijau").

CAM, HPIP and CBS are companies incorporated in Indonesia as limited liability companies. The principal activities of HPIP and CBS are those relating to oil palm plantation and hold a total land bank of 36,300 hectares in South Sumatra and Central Kalimantan, Indonesia. Whereas CAM owns and operates a bulking facility strategically located at the port of Dumai in the province of Riau, Indonesia, with a total capacity of approximately 7,500 tons of crude palm oil ("CPO") storage.

The Proposed Acquisition Hijau was entered into on an arm's length basis and the Aggregate Consideration for the Proposed Acquisition Hijau was arrived at after taking into consideration, *inter alia,* the bulking facilities of CAM, the land bank of 36,300 hectares and the business prospect of CAM, HPIP and CBS. As stipulated in the ACS Agreement, 60% of the cash consideration of Rp11.7 billion shall be paid by SIMP to ACS within 5 business days after the date of the ACS Agreement and the remaining 40% and all the outstanding loan of CAM, HPIP and CBS due to ACS as mentioned above shall be paid on the date of completion.

Based on audited accounts of CAM, HPIP and CBS as of 30 June 2008, the combined net book value relating to the Proposed Acquisition Hijau was approximately Rp278 million. The audited accounts of CAM, HPIP and CBS are prepared based on Indonesian generally accepted accounting principles which excluded the biological assets valuation.

The completion of the Proposed Acquisition Hijau is conditional upon various conditions being fulfilled as stipulated in the ACS Agreement. The Proposed Acquisition Hijau is targeted to be completed by the end of December 2008. Upon completion, CAM, HPIP and CBS will become subsidiaries of the Company through SIMP.

2) Sales and Assignment Agreement With Lyminton Pte Ltd ("LMT Agreement")

Pursuant to the LMT Agreement, SIMP will acquire the 15,499 shares ("Exchange Shares") representing 29.98% of the total issued share capital of PT Sarana Inti Pratama ("SAIN") through the acquisition of the exchangeable bond issued by PT Usahatama Karya Mandiri ("UKM") which is currently held by Lyminton Pte Ltd ("LMT"), a third party limited liability company incorporated in Singapore. The said bond is exchangeable into the Exchange Shares. As at the date of this Announcement, SIMP holds 70.02% of the total issued share capital of SAIN.

Pursuant to the LMT Agreement, SIMP will purchase and accept the assignment of the Exchangeable Bond from LMT for a total cash consideration of US$16.4 million (approximately S$25.1 million based on an exchange rate of S$1.5333 : US$1 as at 21 November 2008) (the "Proposed Acquisition SAIN").

The principal activities of SAIN are research and development, oil palm seed breeding and ownership of three plantation subsidiary companies. The subsidiaries of SAIN own an aggregate land bank of approximately 67,000 hectares in West Kalimantan, Indonesia, of which approximately 7,900 hectares are planted with oil palms.

The Proposed Acquisition SAIN was entered into on an arm's length basis and the aggregate consideration for the Proposed Acquisition SAIN of US$16.4 million was arrived at after taking into consideration, *inter alia,* the fair value of the net assets and the business prospects of SAIN. As stipulated in the LMT Agreement, 60% of the aggregate consideration of US$16.4 million shall be paid by SIMP to LMT within 5 business days after the date of the LMT Agreement and the remaining 40% shall be paid on the date of completion.

Based on the unaudited consolidated accounts of SAIN and subsidiaries as of 30 September 2008, the net assets value relating to the Proposed Acquisition SAIN was approximately Rp73.9 billion (approximately S$9.2 million). The unaudited consolidated accounts of SAIN and subsidiaries as of 30 September 2008 reflected the fair values of biological assets determined based on valuation prepared by an independent firm of valuer as of 30 June 2008. It is the Company's policy to perform biological assets valuation on a semi-annual basis.

The completion of the Proposed Acquisition SAIN is conditional upon various conditions being fulfilled as stipulated in the LMT Agreement. The Proposed Acquisition SAIN is targeted to be completed on or prior to 30 April 2009. Upon completion, SIMP will increase its shareholding interest in SAIN from 70.02% to 100%.

3) Sale & Purchase Agreement With PT Mulia Abadi Lestari ("MAL Agreement")

Pursuant to the MAL Agreement, SIMP will acquire from PT Mulia Abadi Lestari ("MAL") 28,499,000 shares representing 30% of the total issued share capital of PT Mitra Inti Sejati Plantation ("PT Mitra"), for a total cash consideration of Rp28.5 billion (approximately S$3.6 million based on an exchange rate of Rp8,022 : S$1 as at 21 November 2008) (the "Proposed Acquisition Mitra"). As at the date of this Announcement, SIMP holds 70% of the total issued share capital of PT Mitra.

PT Mitra is principally engaged in oil palm cultivation and the milling of fresh fruit bunches. PT Mitra currently owns over a total of 12,000 hectares of land in West Kalimantan, Indonesia, of which approximately 3,900 hectares are planted with oil palms.

The Proposed Acquisition Mitra was entered into on an arm's length basis and the aggregate consideration for the Proposed Acquisition Mitra of Rp28.5 billion was arrived at after taking into consideration, *inter alia,* the fair value of the net assets and the business prospects of PT Mitra. As stipulated in the MAL Agreement, 60% of aggregate consideration of Rp28.5 billion shall be paid by SIMP to MAL within 5 business days after the date of the MAL Agreement and the remaining 40% shall be paid on the date of completion.

Based on PT Mitra's unaudited financial accounts as of 30 September 2008, the net book value relating to the Proposed Acquisition Mitra was approximately Rp8.2 billion. The unaudited accounts of PT Mitra as of 30 September 2008 reflected the fair values of biological assets determined based on valuation prepared by an independent firm of valuer as of 30 June 2008. It is the Company's policy to perform biological assets valuation on a semi-annual basis.

The completion of the Proposed Acquisition Mitra is conditional upon various conditions being fulfilled as stipulated in the MAL Agreement. The Proposed Acquisition Mitra is targeted to be completed on or prior to 30 April 2009. Upon completion, SIMP will increase its shareholding interest in PT Mitra from 70% to 100%.

The Proposed Acquisition Hijau, Proposed Acquisition SAIN, and Proposed Acquisition Mitra ("Proposed Acquisitions") are not expected to have any material impact on the net tangible assets and earnings per share of the Company. None of the directors of the Company has any interest, direct or indirect, in the Proposed Acquisitions and the Company has not received notification from any of its controlling shareholders that they have any interests, direct or indirect, in the Proposed Acquisitions.

BY ORDER OF THE BOARD

Mark Julian Wakeford
Chief Executive Officer and Executive Director

Singapore
22 November 2008

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.. It assumes no responsibility for the contents of this announcement.

RECEIVED
2008 DEC 15 A 6:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached SEC Form 17-C filed by Metro Pacific Investments Corporation ("MPIC") with the Philippine Stock Exchange in relation to the resolutions approved by its shareholders during the Special Meeting of MPIC's shareholders held today.

Dated this the 24th day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

**Independent Non-executive*

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **24 November 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification Number **CS200604494**

3. BIR Tax Identification No. **244-520-457-000**

4. **METRO PACIFIC INVESTMENTS CORPORATION**
   Exact name of issuer as specified in its charter

5. **METRO MANILA, PHILIPPINES** 6. [ ] (SEC Use Only)

   Province, country or other jurisdiction of incorporation — Industry Classification Code:

7. **10th Floor, MGO BUILDING, LEGAZPI COR. DELA ROSA STREETS, LEGAZPI VILLAGE, MAKATI CITY, METRO MANILA, PHILIPPINES**
   ....
   Address of principal office — Postal Code

8. **(632) 888-0888**
   Issuer's telephone number, including area code

9. **NA**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
COMMON SHARES OF STOCK	**7,027,726,813***

**as reported by the stock transfer agent as of 31 August 2008.*

11. Indicate the item numbers reported herein: **Item 9**

Item 9. Other Items

During the Special Meeting of the stockholders of Metro Pacific Investments Corporation ("MPIC") held on 24th November 2008, the following items were presented to and approved by the shareholders of MPIC:

a. Increase of the authorized capital stock from Php12.0 billion to up to Php21.55 billion divided into 20 billion common shares with a par value of Php1.00 per share and 5 billion Class A preferred shares with a par value of Php0.01 per share and 1.5 billion Class B preferred shares with a par value of Php1 per share.

b. Issuance to Metro Pacific Holdings, Inc. ("MPHI") of 889,040,000 common shares from the increase in the authorized capital stock of the Company at the price of P2.00 per share ("Additional Maynilad Funding Shares"), proceeds of which shall be used to settle a loan taken out by MPIC to partially fund its acquisition of additional interests in DMCI-MPIC Water Company, Inc.

c. Issuance to MPHI of up to 1.5 billion common shares from the increase in the authorized capital stock of the Company or its authorized and unissued capital stock following the approval by the Securities and Exchange Commission of the Company's increase in authorized capital stock at the price of P2.00 per share ("FPII Funding Shares"), proceeds of which will be used to partially fund MPIC's acquisition of First Philippine Infrastructure, Inc.

d. Potential issuance of up to 1.5 billion convertible preferred shares ("Private Placement Shares") in favor of a third party investor or investors still to be identified.

e. The issuance of up to 3.0 billion common shares of MPIC through a rights or public offering of shares, which in any case, shall be subject to favorable market conditions and prevailing circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METRO PACIFIC INVESTMENTS CORPORATION MPIC or Issuer	24 November 2008 Date

....

JOSE MA. K. LIM
President & CEO

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock code: 00142)

RECEIVED 2008 DEC 15 A 6:57

ANNOUNCEMENT

CONNECTED TRANSACTIONS

THE ENTERING INTO OF A SALE AND ASSIGNMENT AGREEMENT WITH LYMINTON PTE LTD AND A SALE AND PURCHASE AGREEMENT WITH PT MULIA ABADI LESTARI BY PT SALIM IVOMAS PRATAMA

On 21 November 2008, SIMP, an indirect subsidiary of the Company, entered into the LMT Agreement and the MAL Agreement. The LMT Agreement and the MAL Agreement constitute connected transactions (as explained below) for the Company.

Particulars of the LMT Agreement and the MAL Agreement are given below in accordance with the relevant requirements of the Listing Rules.

INTRODUCTION

PT Salim Ivomas Pratama ("SIMP"), an indirect subsidiary of First Pacific Company Limited (the "Company" or "First Pacific"), entered into the following conditional agreements on 21 November 2008:

1) Sale and Assignment Agreement with Lyminton Pte Ltd ("LMT") (the "LMT Agreement")

Parties: SIMP and LMT

Summary:	SIMP and PT Usahatama Karya Mandiri ("UKM") are the respective holders of 70.02% and 29.98% total issued share capital of PT Sarana Inti Pratama ("SAIN") as at the date of this announcement. Pursuant to the LMT Agreement, SIMP will acquire from LMT, a third party independent of the Company, an Exchangeable Bond issued by UKM, exchangeable into 15,499 shares of SAIN (representing the remaining 29.98% interest in SAIN) (the "Exchangeable Bond"). The Exchangeable Bond is non interest bearing and matures on 7 June 2009. The Exchangeable Bond is freely transferable, redeemable and exchangeable into shares of SAIN at any time prior to its maturity by the holder of the Exchangeable Bond.
Consideration:	Cash consideration of US$16.4 million (approximately HK$127.9 million), 60% of which shall be payable within 5 business days from the date of the LMT Agreement and the remaining 40% shall be payable on the date of completion. The consideration was arrived at after taking into consideration, inter alia, the fair value of the net assets and the business prospects of SAIN. The acquisition of the Exchangeable Bond will be funded by internal cash resources of SIMP.
Completion:	Conditional upon various conditions being fulfilled as stipulated in the LMT Agreement and is targeted to be completed on or prior to 30 April 2009. Upon completion, SIMP's interest in SAIN will increase from 70.02% to 100%.

2) Sale & Purchase Agreement with PT Mulia Abadi Lestari ("MAL") (the "MAL Agreement")

Parties:	SIMP and MAL
Summary:	SIMP and MAL are the respective holders of 70% and 30% total issued share capital of PT Mitra Inti Sejati Plantation ("Mitra") as at the date of this announcement. Pursuant to the MAL Agreement, SIMP will acquire from MAL 28,499,999 shares in Mitra, representing approximately 30% of the total issued share capital of Mitra.

Consideration:	Cash consideration of Rp28.5 billion (approximately US$2.3 million and approximately HK$18.0 million), 60% of which shall be payable within 5 business days from the date of the MAL Agreement and the remaining 40% shall be payable on the date of completion. The consideration was arrived at after taking into consideration, inter alia, the fair value of the net assets and the business prospects of Mitra. The acquisition of shares in Mitra will be funded by internal cash resources of SIMP.
Completion:	Conditional upon various conditions being fulfilled as stipulated in the MAL Agreement and is targeted to be completed on or prior to 30 April 2009. Upon completion, SIMP's interest in Mitra will increase from 70% to 100%.

VIEWS OF THE DIRECTORS

The LMT Agreement and the MAL Agreement are on normal commercial terms and entered into on arm's length basis. The directors of the Company (including the independent non-executive directors) are of the view that the terms of the LMT Agreement and the MAL Agreement are fair and reasonable and in the interest of the shareholders of the Company as a whole.

REASONS FOR THE ENTERING INTO THE LMT AGREEMENT AND THE MAL AGREEMENT

The entering into of the LMT Agreement and the MAL Agreement were aimed at enhancing the First Pacific group's integrated agribusiness model and improving its operating efficiency in Indonesia by way of:

(i) the integration of its seed breeding operations and development of plantation land; and

(ii) securing additional landbank for future expansion.

CONNECTED RELATIONSHIP AND LISTING RULES IMPLICATIONS

LMT Agreement

LMT, the seller of the Exchangeable Bond, is a third party independent of the Company as at the date of this announcement. UKM, the issuer of the Exchangeable Bond, is a connected person of the Company under the Listing Rules as it is a substantial shareholder of SAIN, an indirect subsidiary of the Company.

Accordingly, the entering into of the LMT Agreement between LMT and SIMP is not a connected transaction for the Company under the Listing Rules. However, the subsequent transfer of shares in SAIN by UKM to SIMP upon exercise of the Exchangeable Bond will constitute a connected transaction for the Company under Rule 14A.13(1)(a) of the Listing Rules.

MAL Agreement

MAL is a connected person of the Company under the Listing Rules as it is a substantial shareholder of Mitra, an indirect subsidiary of the Company.

Accordingly, the entering into of the MAL Agreement between MAL and SIMP is a connected transaction for the Company under Rule 14A.13(1)(a) of the Listing Rules.

Each of the relevant percentage ratios (as defined in the Listing Rules) in respect of each of the LMT Agreement and the MAL Agreement is less than 2.5%. Pursuant to Rule 14A.66(2), both LMT Agreement and the MAL Agreement are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and are exempt from the approval of independent shareholders of the Company.

GENERAL

The Company

The Company is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to Telecommunications, Consumer Food Products, Infrastructure and Natural Resources.

SAIN

The principal activities of SAIN are research and development, oil palm seed breeding and ownership of three plantation subsidiary companies. The subsidiaries of SAIN own an aggregate land bank of approximately 67,000 hectares in West Kalimantan, Indonesia, of which approximately 7,900 hectares are planted with oil palms.

The net asset value of SAIN as at 30 June 2008, was approximately Rp36.9 billion (approximately US$3.9 million and HK$30.6 million). The net losses of SAIN before and after taxation and extraordinary items are Rp1.8 billion (approximately US$0.2 million and approximately HK$1.5 million) and Rp2.7 billion (approximately US$0.3 million and approximately HK$2.3 million), respectively, for the financial year ended 31 December 2007 and net losses of SAIN before and after taxation and extraordinary items are Rp2.8 billion (approximately US$0.3 million and approximately HK$2.4 million) and Rp2.3 billion (approximately US$0.3 million and approximately HK$2.0 million), respectively, for the financial year ended 31 December 2006.

Mitra

Mitra is principally engaged in oil palm cultivation and the milling of fresh fruit bunches. Mitra currently owns over a total of 12,000 hectares of land in West Kalimantan, Indonesia, of which approximately 3,900 hectares are planted with oil palms.

The net asset value of Mitra as at 30 June 2008 was approximately Rp15.9 billion (approximately US$1.7 million and approximately HK$13.2 million). The net losses of Mitra before and after taxation and extraordinary items are Rp32.4 billion (approximately US$3.5 million and approximately HK$27.6 million) and Rp39.5 billion (approximately US$4.3 million and approximately HK$33.6 million), respectively, for the financial year ended 31 December 2007 and net losses of Mitra before and after taxation and extraordinary items are Rp16.7 billion (approximately US$1.8 million and approximately HK$14.2 million) and Rp12.1 billion (approximately US$1.3 million and approximately HK$10.3 million), respectively, for the financial year ended 31 December 2006.

UKM

UKM is engaged in investment activities, and currently UKM has an investment in the shares of SAIN.

MAL

MAL is engaged in investment activities, and currently MAL has an investment in the shares of Mitra.

Shareholders are also referred to the overseas regulatory announcement of the Company dated 24 November 2008 which also contains information on the LMT Agreement and the MAL Agreement.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 26 November, 2008

Unless otherwise stated, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = Rp12,350 = HK$7.8. Percentages and figures expressed in millions and billions have been rounded.

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Napoleon L. Nazareno
Ambassador Albert F. del Rosario
Sir David W.C. Tang*, *KBE*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Professor Edward K.Y. Chen*, *GBS, CBE, JP*

* *Independent Non-executive Directors*

RECEIVED
2008 DEC 15 A 6:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached SEC Form 23-A (Initial Statement of Beneficial Ownership of Securities) filed by Metro Pacific Investments Corporation ("MPIC") with the Philippine Stock Exchange, reporting MPIC's acquisition of 4,970,570,627 common shares of First Philippine Infrastructure, Inc. ("FPII") pursuant to the Purchase Agreement entered into by MPIC with First Philippine Holdings Corporation and Benpres Holdings Corporation, together with eight (8) SEC Forms 23-A filed by the new directors and officers of FPII.

Dated this the 24th day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-A

REVISED

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person METRO PACIFIC INVESTMENTS CORPORATION (Last) (First) (Middle) 10th Floor,MGO Building,Legazpi corner Dela Rosa Sts. (Street) Legazpi Village, Makati City 1200 (City) (Province) (Postal Code)	2. Date of Event Requiring Statement (Month/Day/Year) 11/13/2008 3. Tax Identification Number 244-520-457-000 4. Citizenship Filipino	5. Issuer Name and Trading Symbol FIRST PHILIPPINE INFRASTRACTURE, INC. (CRC) 6. Relationship of Reporting Person to Issuer (Check all applicable) ___ Director X 10% Owner ___ Officer (give title below) ___ Other (specify below) 7. If Amendment, Date of Original (Month/Day/Year)

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Amount of Securities Beneficially Owned		3. Ownership Form: Direct (D) or Indirect (I) *	4. Nature of Indirect Beneficial Ownership
	%	Number		
COMMON	98.1246	4,970,570,627	D	N/A

If the reporting person previously owned 5% or more but less than 10%, provide the disclosure requirements set forth on page 3 of this Form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
(Print or Type Responses)

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  - (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  - (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
* (2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  - (A) held by members of a person's immediate family sharing the same household;
  - (B) held by a partnership in which such person is a general partner;
  - (C) held by a corporation of which such person is a controlling shareholder; or held by a corporation of which such person is a controlling shareholder; or
  - (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-A (continued) Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

(Print or Type Responses)

MPIC 2/7

FORM 23-A (continued) Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I)	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

MPIC 3/7

Securities and Exchange Commission
SEC Form 23-A
Disclosure Requirements in Case of Material Changes in Beneficial Ownership (50% Increase/Decrease or Equivalent to 5% of the Outstanding Capital Stock of Issuer)

INITIAL FILING

Item 1. Security and Issuer

Exact Name of Registrant as Specified on its Charter: First Philippine Infrastructure, Inc. ("FPII")

Title of the Class of Securities to which this Form Relates: Common Shares

(a) Address of Principal Office:
5th Floor, Benpres Building, Meralco Avenue
Pasig City, Philippines

(b) SEC Identification Number: 0000040590

(c) BIR Tax Identification Number: 000-217-282

Item 2. Identity and Background

(a) Name of Reporting Person: Metro Pacific Investments Corporation ("MPIC")

(b) Principal business of Reporting Person: Holding Company

(c) Address of Reporting Person: 10th Floor MGO Building, Legazpi corner Dela Rosa Streets, Legazpi Village, Makati City, Philippines

(d) Telephone Number of Reporting Person: 888-0888

(e) Whether or not, during the last five years, such person has been convicted in a criminal proceeding: No

(f) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, domestic or foreign, and as a result of such proceeding was or is subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities, commodities or banking: No

(g) Citizenship / Place of Organization of Reporting Person: Philippines

Name, Address and Telephone Number of person authorized to receive notices and communications if reporting person is a partnership, corporation or other legal entity:

The President
Metro Pacific Investments Corporation
10th Floor MGO Building, Legazpi corner Dela Rosa Streets
Legazpi Village, Makati City, Philippines
Tel: 888-0888
Fax: 888-0813

Item 3. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
c. A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;
d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e. Any material change in the present capitalization or dividend policy of the issuer;
f. Any other material change in the issuer's business or corporate structure;
g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
h. Causing a class of securities of the issuer to be delisted from a securities exchange;
i. Any action similar to any of those enumerated above.

The acquisition was made pursuant to a Purchase Agreement entered into by MPIC with First Philippine Holdings Corporation and Benpres Holdings Corporation of 4,970,570,627 common shares of FPII. After said acquisition, MPIC changed the composition of the board of directors of FPII. There was also an election of a new chairman, president, treasurer, corporate secretary and assistant corporate secretary.

The Reporting Person currently does not have plans which relate to or would result in:

- the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.
- an extraordinary corporate transaction, such as a merger reorganization, or liquidation, involving the Issuer or any of its subsidiaries apart from the MPIC Plan;
- a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
- any plans or proposals to change the number or term of directors;
- any material change in the present capitalization or dividend policy of the Issuer;
- any material change in the Issuer's business or corporate structure;

- changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; or

- any action similar to any of those enumerated above.

Item 4. Interest in Securities of the Issuer

a. State the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned (identifying those shares which there is a right to acquire within thirty (30) days from the date of this report) by each person named in Item 2. The abovementioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group.

MPIC acquired 4,970,570,627 common shares of FPII on 13 November 2008 which comprises 98.1246% of the total issued and outstanding common shares of FPII at the purchase price of Php2.46705 per share from First Philippine Holdings Corporation and Benpres Holdings Corporation.

b. For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.

MPIC has sole power to vote and dispose of 4,970,570,627 common shares subject to a pledge on said shares made by MPIC to secure a loan obligation under an Omnibus Notes Facility and Security Agreement dated 4 November 2008.

c. Describe any transaction in the class of securities reported on that were effected during the past sixty (60) days by the persons named in response to paragraph (a). The description shall include, but not necessarily be limited to: (1) the identity of the person who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where or how the transaction was effected.

MPIC acquired 4,970,570,627 common shares of FPII on 13 November 2008 which comprises 98.1246% of the total issued and outstanding common shares of FPII at the purchase price of Php2.46705 per share from First Philippine Holdings Corporation and Benpres Holdings Corporation.

d. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, a statement to that effect should be included in response to this Item and, if such interest relates to more than five (5%) percent of the class, such person should be identified.

Not applicable.

e. If the filing is an amendment reflecting the fact that the reporting person has ceased to be the beneficial owner of more than five (5%) percent of the class of securities, state the date on which such beneficial ownership was reduced.

Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contract, arrangement, understanding or relationship among the person named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the person with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Except for the Purchase Agreement discussed in Item 3 above and the pledge described in Item 4(b) above, to the best knowledge of the MPIC, there is no other contract, arrangement, understanding or relationship between MPIC and any person with respect to any securities of FPII, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 6. Material to be Filed as Exhibits

Copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to:

a. the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 3; and
b. the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against losses or the giving or withholding of any proxy as disclosed in Item 5.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Report is true, complete and accurate. This report is signed in the City of Makati on 20th November 2008.

By:

Jose Ma. K. Lim
President and CEO

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-A

REVISED

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person PANGILINAN MANUEL V. (Last) (First) (Middle) 38 C&D, North Tower, Pacific Plaza Tower, Pacific Ave. (Street) Taguig City (City) (Province) (Postal Code)	2. Date of Event Requiring Statement (Month/Day/Year) 11/12/2008 3. Tax Identification Number 914-481-801 4. Citizenship Filipino	5. Issuer Name and Trading Symbol FIRST PHILIPPINE INFRASTRACTURE, INC. (CRC) 6. Relationship of Reporting Person to Issuer (Check all applicable) X Director ___ Officer (give title below) ___ 10% Owner ___ Other (specify below)	7. If Amendment, Date of Original (Month/Day/Year)

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Amount of Securities Beneficially Owned		3. Ownership Form: Direct (D) or Indirect (I) *	4. Nature of Indirect Beneficial Ownership
	%	Number		
COMMON	nil	1	D	Nominee Director

If the reporting person previously owned 5% or more but less than 10%, provide the disclosure requirements set forth on page 3 of this Form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
(Print or Type Responses)

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
- (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
- (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
- (A) held by members of a person's immediate family sharing the same household;
- (B) held by a partnership in which such person is a general partner;
- (C) held by a corporation of which such person is a controlling shareholder; or
- (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

MVP 1/5

FORM 23-A (continued) Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

(Print or Type Responses)

FORM 23-A (continued) Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

MVP 3/5

FOR REPORTING PERSONS WHO PREVIOUSLY OWNED 5% OR MORE BUT LESS THAN 10% DISCLOSURE REQUIREMENTS

Item 1. Security and Issuer

State the title of the class of equity securities to which this Form relates and the name and address of the principal executive offices of the issuer of such securities.

Item 2. Identity and Background

If the person filing this Form is a corporation, partnership, syndicate or other group of persons, state its name, the province, country or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

a. Name;

b. Residence or business address;

c. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

d. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

e. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, domestic or foreign, and as a result of such proceeding was or is subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities, commodities or banking; and

f. Citizenship.

Item 3. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of the issuer;

f. Any other material change in the issuer's business or corporate structure;

g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h. Causing a class of securities of the issuer to be delisted from a securities exchange;

i. Any action similar to any of those enumerated above.

Item 4. Interest in Securities of the Issuer

a. State the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned (identifying those shares which there is a right to acquire within thirty (30) days from the date of this report) by each person named in Item 2. The abovementioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group.

b. For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.

c. Describe any transaction in the class of securities reported on that were effected during the past sixty (60) days by the persons named in response to paragraph (a). The description shall include, but not necessarily be limited to: (1) the identity of the person who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where or how the transaction was effected.

d. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, a statement to that effect should be included in response to this Item and, if such interest relates to more than five (5%) percent of the class, such person should be identified.

e. If the filing is an amendment reflecting the fact that the reporting person has ceased to be the beneficial owner of more than five (5%) percent of the class of securities, state the date on which such beneficial ownership was reduced.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contract, arrangement, understanding or relationship among the person named in Item 2 and between such persons and any person with respect to any securities of the issue, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the person with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 6. Material to be Filed as Exhibits

Copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to:

a. the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 3; and

b. the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against losses or the giving or withholding of any proxy as disclosed in Item 5.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Report is true, complete and accurate. This report is signed in the City of .....Makati......... on .....19th November 2008.

SIGNATURE

MANUEL V. PANGILINAN

....

(Name/Title)

MVP 5/5

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-A

REVISED

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person LIM (Last) JOSE MA. (First) K. (Middle) 301 P. Guevarra Street (Street) San Juan, Metro Manila (City) (Province) (Postal Code)	2. Date of Event Requiring Statement (Month/Day/Year) 11/12/2008 3. Tax Identification Number 100-930-085 4. Citizenship Filipino	5. Issuer Name and Trading Symbol FIRST PHILIPPINE INFRASTRACTURE, INC. (CRC) 6. Relationship of Reporting Person to Issuer (Check all applicable) X Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)	7. If Amendment, Date of Original (Month/Day/Year)

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Amount of Securities Beneficially Owned %	Number	3. Ownership Form: Direct (D) or Indirect (I) *	4. Nature of Indirect Beneficial Ownership
COMMON	nil	1	D	Nominee Director

If the reporting person previously owned 5% or more but less than 10%, provide the disclosure requirements set forth on page 3 of this Form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
(Print or Type Responses)

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  (A) held by members of a person's immediate family sharing the same household;
  (B) held by a partnership in which such person is a general partner;
  (C) held by a corporation of which such person is a controlling shareholder; or
  (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

JMKL 1/5

FORM 23-A (continued) Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

(Print or Type Responses)

JMKL 2/5

FORM 23-A (continued) Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

JMKL 3/5

FOR REPORTING PERSONS WHO PREVIOUSLY OWNED 5% OR MORE BUT LESS THAN 10%
DISCLOSURE REQUIREMENTS

Item 1. Security and Issuer

State the title of the class of equity securities to which this Form relates and the name and address of the principal executive offices of the issuer of such securities.

Item 2. Identity and Background

If the person filing this Form is a corporation, partnership, syndicate or other group of persons, state its name, the province, country or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

a. Name;

b. Residence or business address;

c. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

d. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

e. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, domestic or foreign, and as a result of such proceeding was or is subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities, commodities or banking; and

f. Citizenship.

Item 3. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of the issuer;

f. Any other material change in the issuer's business or corporate structure;

g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h. Causing a class of securities of the issuer to be delisted from a securities exchange;

i. Any action similar to any of those enumerated above.

Item 4. Interest in Securities of the Issuer

a. State the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned (identifying those shares which there is a right to acquire within thirty (30) days from the date of this report) by each person named in Item 2. The abovementioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group.

b. For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.

c. Describe any transaction in the class of securities reported on that were effected during the past sixty (60) days by the persons named in response to paragraph (a). The description shall include, but not necessarily be limited to: (1) the identity of the person who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where or how the transaction was effected.

d. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, a statement to that effect should be included in response to this Item and, if such interest relates to more than five (5%) percent of the class, such person should be identified.

e. If the filing is an amendment reflecting the fact that the reporting person has ceased to be the beneficial owner of more than five (5%) percent of the class of securities, state the date on which such beneficial ownership was reduced.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contract, arrangement, understanding or relationship among the person named in Item 2 and between such persons and any person with respect to any securities of the issue, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the person with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 6. Material to be Filed as Exhibits

Copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to:

a. the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 3; and

b. the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against losses or the giving or withholding of any proxy as disclosed in Item 5.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Report is true, complete and accurate. This report is signed in the City of ..Makati on the 19th day of November 2008.

SIGNATURE

JOSE MA. K. LIM

....

(Name/Title)

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-A

REVISED

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person FERNANDEZ RAMONCITO S. (Last) (First) (Middle)	2. Date of Event Requiring Statement (Month/Day/Year) 11/12/2008	5. Issuer Name and Trading Symbol FIRST PHILIPPINE INFRASTRACTURE, INC. (CRC)	
No. 16 Brazil Street, Loyola Grand Villas (Street)	3. Tax Identification Number 115-967-679	6. Relationship of Reporting Person to Issuer (Check all applicable) X Director ___ 10% Owner X Officer (give title below) ___ Other (specify below) PRESIDENT & CEO	7. If Amendment, Date of Original (Month/Day/Year)
Quezon City (City) (Province) (Postal Code)	4. Citizenship Filipino		

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Amount of Securities Beneficially Owned %	Number	3. Ownership Form: Direct (D) or Indirect (I) *	4. Nature of Indirect Beneficial Ownership
COMMON	nil	1	D	Nominee Director

If the reporting person previously owned 5% or more but less than 10%, provide the disclosure requirements set forth on page 3 of this Form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
(Print or Type Responses)

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
(A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
(B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
(A) held by members of a person's immediate family sharing the same household;
(B) held by a partnership in which such person is a general partner;
(C) held by a corporation of which such person is a controlling shareholder; or
(D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

RSF 1/5

FORM 23-A (continued) Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

(Print or Type Responses)

RSF 2/5

FORM 23-A (continued) Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

RSF 3/5

FOR REPORTING PERSONS WHO PREVIOUSLY OWNED 5% OR MORE BUT LESS THAN 10% DISCLOSURE REQUIREMENTS

Item 1. Security and Issuer

State the title of the class of equity securities to which this Form relates and the name and address of the principal executive offices of the issuer of such securities.

Item 2. Identity and Background

If the person filing this Form is a corporation, partnership, syndicate or other group of persons, state its name, the province, country or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

a. Name;
b. Residence or business address;
c. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;
d. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;
e. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, domestic or foreign, and as a result of such proceeding was or is subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities, commodities or banking; and

f. Citizenship.

Item 3. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
c. A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;
d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e. Any material change in the present capitalization or dividend policy of the issuer;
f. Any other material change in the issuer's business or corporate structure;
g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
h. Causing a class of securities of the issuer to be delisted from a securities exchange;
i. Any action similar to any of those enumerated above.

Item 4. Interest in Securities of the Issuer

a. State the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned (identifying those shares which there is a right to acquire within thirty (30) days from the date of this report) by each person named in Item 2. The abovementioned Information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group.
b. For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.

c. Describe any transaction in the class of securities reported on that were effected during the past sixty (60) days by the persons named in response to paragraph (a). The description shall include, but not necessarily be limited to: (1) the identity of the person who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where or how the transaction was effected.

d. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, a statement to that effect should be included in response to this Item and, if such interest relates to more than five (5%) percent of the class, such person should be identified.

e. If the filing is an amendment reflecting the fact that the reporting person has ceased to be the beneficial owner of more than five (5%) percent of the class of securities, state the date on which such beneficial ownership was reduced.

Item 5. **Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer**

Describe any contract, arrangement, understanding or relationship among the person named in Item 2 and between such persons and any person with respect to any securities of the issue, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the person with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 6. **Material to be Filed as Exhibits**

Copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to:

a. the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 3; and

b. the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against losses or the giving or withholding of any proxy as disclosed in Item 5.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Report is true, complete and accurate. This report is signed in the City of ......Makati...................... on ..19th Nov....... 20.08..

SIGNATURE

RAMONCITO S. FERNANDEZ

....

(Name/Title)

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-A

REVISED

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person DEL ROSARIO ALBERT F. (Last) (First) (Middle) 1873 Sagu Street, Dasmariñas Village (Street) Makati City (City) (Province) (Postal Code)	2. Date of Event Requiring Statement (Month/Day/Year) 11/12/2008 3. Tax Identification Number 119-816-369 4. Citizenship Filipino	5. Issuer Name and Trading Symbol FIRST PHILIPPINE INFRASTRACTURE, INC. (CRC) 6. Relationship of Reporting Person to Issuer (Check all applicable) X Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below) 7. If Amendment, Date of Original (Month/Day/Year)

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Amount of Securities Beneficially Owned		3. Ownership Form: Direct (D) or Indirect (I) *	4. Nature of Indirect Beneficial Ownership
	%	Number		
COMMON	nil	1	D	Nominee Director

If the reporting person previously owned 5% or more but less than 10%, provide the disclosure requirements set forth on page 3 of this Form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
(Print or Type Responses)

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
   (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
   (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
   (A) held by members of a person's immediate family sharing the same household;
   (B) held by a partnership in which such person is a general partner;
   (C) held by a corporation of which such person is a controlling shareholder; or
   (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-A (continued) Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

(Print or Type Responses)

AFDR 2/5

FORM 23-A (continued) Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

FOR REPORTING PERSONS WHO PREVIOUSLY OWNED 5% OR MORE BUT LESS THAN 10% DISCLOSURE REQUIREMENTS

Item 1. Security and Issuer

State the title of the class of equity securities to which this Form relates and the name and address of the principal executive offices of the issuer of such securities.

Item 2. Identity and Background

If the person filing this Form is a corporation, partnership, syndicate or other group of persons, state its name, the province, country or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

a. Name;
b. Residence or business address;
c. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;
d. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;
e. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, domestic or foreign, and as a result of such proceeding was or is subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities, commodities or banking; and

f. Citizenship.

Item 3. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
c. A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;
d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e. Any material change in the present capitalization or dividend policy of the issuer;
f. Any other material change in the issuer's business or corporate structure;
g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
h. Causing a class of securities of the issuer to be delisted from a securities exchange;
i. Any action similar to any of those enumerated above.

Item 4. Interest in Securities of the Issuer

a. State the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned (identifying those shares which there is a right to acquire within thirty (30) days from the date of this report) by each person named in Item 2. The abovementioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group.
b. For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.

c. Describe any transaction in the class of securities reported on that were effected during the past sixty (60) days by the persons named in response to paragraph (a). The description shall include, but not necessarily be limited to: (1) the identity of the person who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where or how the transaction was effected.

d. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, a statement to that effect should be included in response to this Item and, if such interest relates to more than five (5%) percent of the class, such person should be identified.

e. If the filing is an amendment reflecting the fact that the reporting person has ceased to be the beneficial owner of more than five (5%) percent of the class of securities, state the date on which such beneficial ownership was reduced.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contract, arrangement, understanding or relationship among the person named in Item 2 and between such persons and any person with respect to any securities of the issue, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the person with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 6. Material to be Filed as Exhibits

Copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to:

a. the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 3; and

b. the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against losses or the giving or withholding of any proxy as disclosed in Item 5.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Report is true, complete and accurate. This report is signed in the City of .... on ...., 20........

SIGNATURE

ALBERT F. DEL ROSARIO

....

(Name/Title)

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-A

REVISED

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person GO (Last) EDWARD (First) S. (Middle) Unit 16-A Pacific Plaza South Tower, Fort Bonifacio (Street) Bonifacio Global City, Taguig City (City) (Province) (Postal Code)	2. Date of Event Requiring Statement (Month/Day/Year) 11/12/2008 3. Tax Identification Number 112-147-504 4. Citizenship Filipino	5. Issuer Name and Trading Symbol FIRST PHILIPPINE INFRASTRACTURE, INC. (CRC) 6. Relationship of Reporting Person to Issuer (Check all applicable) X Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)	7. If Amendment, Date of Original (Month/Day/Year)

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Amount of Securities Beneficially Owned %	Number	3. Ownership Form: Direct (D) or Indirect (I) *	4. Nature of Indirect Beneficial Ownership
COMMON	nil	1	D	Nominee Director

If the reporting person previously owned 5% or more but less than 10%, provide the disclosure requirements set forth on page 3 of this Form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
(Print or Type Responses)

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
- (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
- (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
- (A) held by members of a person's immediate family sharing the same household;
- (B) held by a partnership in which such person is a general partner;
- (C) held by a corporation of which such person is a controlling shareholder; or
- (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

ESG 1/5

FORM 23-A (continued) Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

(Print or Type Responses)

FORM 23-A (continued) Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

ESG 3/5

FOR REPORTING PERSONS WHO PREVIOUSLY OWNED 5% OR MORE BUT LESS THAN 10% DISCLOSURE REQUIREMENTS

Item 1. Security and Issuer

State the title of the class of equity securities to which this Form relates and the name and address of the principal executive offices of the issuer of such securities.

Item 2. Identity and Background

If the person filing this Form is a corporation, partnership, syndicate or other group of persons, state its name, the province, country or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

a. Name;
b. Residence or business address;
c. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;
d. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;
e. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, domestic or foreign, and as a result of such proceeding was or is subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities, commodities or banking; and
f. Citizenship.

Item 3. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
c. A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e. Any material change in the present capitalization or dividend policy of the issuer;
f. Any other material change in the issuer's business or corporate structure;
g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
h. Causing a class of securities of the issuer to be delisted from a securities exchange;
i. Any action similar to any of those enumerated above.

Item 4. Interest in Securities of the Issuer

a. State the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned (identifying those shares which there is a right to acquire within thirty (30) days from the date of this report) by each person named in Item 2. The abovementioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group.
b. For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.

ESG 4/5

c. Describe any transaction in the class of securities reported on that were effected during the past sixty (60) days by the persons named in response to paragraph (a). The description shall include, but not necessarily be limited to: (1) the identity of the person who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where or how the transaction was effected.

d. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, a statement to that effect should be included in response to this Item and, if such interest relates to more than five (5%) percent of the class, such person should be identified.

e. If the filing is an amendment reflecting the fact that the reporting person has ceased to be the beneficial owner of more than five (5%) percent of the class of securities, state the date on which such beneficial ownership was reduced.

Item 5. **Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer**

Describe any contract, arrangement, understanding or relationship among the person named in Item 2 and between such persons and any person with respect to any securities of the issue, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the person with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 6. **Material to be Filed as Exhibits**

Copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to:

a. the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 3; and

b. the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against losses or the giving or withholding of any proxy as disclosed in Item 5.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Report is true, complete and accurate. This report is signed in the City of .... on ...., 20..........

SIGNATURE

EDWARD S. GO
....
(Name/Title)

ESG 5/5

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-A

REVISED

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person LIZO (Last) CHRISTOPHER DANIEL (First) S. (Middle) 19A Quezon Street, South Admiral Village (Street) Parañaque City (City) (Province) (Postal Code)	2. Date of Event Requiring Statement (Month/Day/Year) 11/12/2008 3. Tax Identification Number 165-105-765 4. Citizenship Filipino	5. Issuer Name and Trading Symbol FIRST PHILIPPINE INFRASTRACTURE, INC. (CRC) 6. Relationship of Reporting Person to Issuer (Check all applicable) ___ Director ___ 10% Owner X Officer (give title below) ___ Other (specify below) TREASURER 7. If Amendment, Date of Original (Month/Day/Year)

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Amount of Securities Beneficially Owned %	Number	3. Ownership Form: Direct (D) or Indirect (I) *	4. Nature of Indirect Beneficial Ownership
N/A	N/A	N/A	N/A	N/A

If the reporting person previously owned 5% or more but less than 10%, provide the disclosure requirements set forth on page 3 of this Form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
(Print or Type Responses)

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
(A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
(B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
(A) held by members of a person's immediate family sharing the same household;
(B) held by a partnership in which such person is a general partner;
(C) held by a corporation of which such person is a controlling shareholder; or
(D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-A (continued) Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

(Print or Type Responses)

FORM 23-A (continued) Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

CDSL 3/5

FOR REPORTING PERSONS WHO PREVIOUSLY OWNED 5% OR MORE BUT LESS THAN 10% DISCLOSURE REQUIREMENTS

Item 1. Security and Issuer

State the title of the class of equity securities to which this Form relates and the name and address of the principal executive offices of the issuer of such securities.

Item 2. Identity and Background

If the person filing this Form is a corporation, partnership, syndicate or other group of persons, state its name, the province, country or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

a. Name;

b. Residence or business address;

c. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

d. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

e. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, domestic or foreign, and as a result of such proceeding was or is subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities, commodities or banking; and

f. Citizenship.

Item 3. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of the issuer;

f. Any other material change in the issuer's business or corporate structure;

g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h. Causing a class of securities of the issuer to be delisted from a securities exchange;

i. Any action similar to any of those enumerated above.

Item 4. Interest in Securities of the Issuer

a. State the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned (identifying those shares which there is a right to acquire within thirty (30) days from the date of this report) by each person named in Item 2. The abovementioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group.

b. For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.

c. Describe any transaction in the class of securities reported on that were effected during the past sixty (60) days by the persons named in response to paragraph (a). The description shall include, but not necessarily be limited to: (1) the identity of the person who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where or how the transaction was effected.

d. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, a statement to that effect should be included in response to this Item and, if such interest relates to more than five (5%) percent of the class, such person should be identified.

e. If the filing is an amendment reflecting the fact that the reporting person has ceased to be the beneficial owner of more than five (5%) percent of the class of securities, state the date on which such beneficial ownership was reduced.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contract, arrangement, understanding or relationship among the person named in Item 2 and between such persons and any person with respect to any securities of the issue, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the person with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 6. Material to be Filed as Exhibits

Copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to:

a. the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 3; and

b. the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against losses or the giving or withholding of any proxy as disclosed in Item 5.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Report is true, complete and accurate. This report is signed in the City of Makati on 19th November 2008.

SIGNATURE

CHRISTOPHER DANIEL S. LIZO

....

(Name/Title)

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-A

REVISED

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person FIDER ALEX ERLITO S. (Last) (First) (Middle) No. 1 Townsend St., Ayala Hillside Estates, Old Balara, (Street) Quezon City (City) (Province) (Postal Code)	2. Date of Event Requiring Statement (Month/Day/Year) 11/12/2008 3. Tax Identification Number 107-043-050 4. Citizenship Filipino	5. Issuer Name and Trading Symbol FIRST PHILIPPINE INFRASTRACTURE, INC. (CRC) 6. Relationship of Reporting Person to Issuer (Check all applicable) ___ Director ___ 10% Owner X Officer (give title below) ___ Other (specify below) CORPORATE SECRETARY 7. If Amendment, Date of Original (Month/Day/Year)

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Amount of Securities Beneficially Owned		3. Ownership Form: Direct (D) or Indirect (I) *	4. Nature of Indirect Beneficial Ownership
	%	Number		
N/A	N/A	N/A	N/A	N/A

If the reporting person previously owned 5% or more but less than 10%, provide the disclosure requirements set forth on page 3 of this Form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
(Print or Type Responses)

- (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  - (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  - (B) *Investment power which includes the power to dispose of, or to direct the disposition of, such security.*
- (2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  - (A) held by members of a person's immediate family sharing the same household;
  - (B) held by a partnership in which such person is a general partner;
  - (C) held by a corporation of which such person is a controlling shareholder; or
  - (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-A (continued) Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

(Print or Type Responses)

ASF 2/5

FORM 23-A (continued) Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

FOR REPORTING PERSONS WHO PREVIOUSLY OWNED 5% OR MORE BUT LESS THAN 10%
DISCLOSURE REQUIREMENTS

Item 1. Security and Issuer

State the title of the class of equity securities to which this Form relates and the name and address of the principal executive offices of the issuer of such securities.

Item 2. Identity and Background

If the person filing this Form is a corporation, partnership, syndicate or other group of persons, state its name, the province, country or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

a. Name;
b. Residence or business address;
c. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;
d. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;
e. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, domestic or foreign, and as a result of such proceeding was or is subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities, commodities or banking; and

f. Citizenship.

Item 3. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
c. A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;
d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e. Any material change in the present capitalization or dividend policy of the issuer;
f. Any other material change in the issuer's business or corporate structure;
g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
h. Causing a class of securities of the issuer to be delisted from a securities exchange;
i. Any action similar to any of those enumerated above.

Item 4. Interest in Securities of the Issuer

a. State the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned (identifying those shares which there is a right to acquire within thirty (30) days from the date of this report) by each person named in Item 2. The abovementioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group.
b. For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.

c. Describe any transaction in the class of securities reported on that were effected during the past sixty (60) days by the persons named in response to paragraph (a). The description shall include, but not necessarily be limited to: (1) the identity of the person who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where or how the transaction was effected.

d. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, a statement to that effect should be included in response to this Item and, if such interest relates to more than five (5%) percent of the class, such person should be identified.

e. If the filing is an amendment reflecting the fact that the reporting person has ceased to be the beneficial owner of more than five (5%) percent of the class of securities, state the date on which such beneficial ownership was reduced.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contract, arrangement, understanding or relationship among the person named in Item 2 and between such persons and any person with respect to any securities of the issue, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the person with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 6. Material to be Filed as Exhibits

Copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to:

a. the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 3; and

b. the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against losses or the giving or withholding of any proxy as disclosed in Item 5.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Report is true, complete and accurate.
This report is signed in the City of ....Makati.............................. on NOV 2 0 2008...., 20..........

SIGNATURE

ALEX ERLITO S. FIDER
....
(Name/Title)

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-A

REVISED

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person PALMA GIL CRISTINA S. (Last) (First) (Middle) Unit 704 Crown Tower Condo, 107 H.V. Dela Costa St. (Street) Salcedo Village, Makati City (City) (Province) (Postal Code)	2. Date of Event Requiring Statement (Month/Day/Year) 11/12/2008 3. Tax Identification Number 184-160-403 4. Citizenship Filipino	5. Issuer Name and Trading Symbol FIRST PHILIPPINE INFRASTRACTURE, INC. (CRC) 6. Relationship of Reporting Person to Issuer (Check all applicable) ___ Director ___ 10% Owner X Officer (give title below) ___ Other (specify below) ASST. CORPORATE SECRETARY 7. If Amendment, Date of Original (Month/Day/Year)

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Amount of Securities Beneficially Owned %	Number	3. Ownership Form: Direct (D) or Indirect (I)	4. Nature of Indirect Beneficial Ownership
N/A	N/A	N/A	N/A	N/A

If the reporting person previously owned 5% or more but less than 10%, provide the disclosure requirements set forth on page 3 of this Form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
(Print or Type Responses)

- (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  - (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  - (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
- (2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  - (A) held by members of a person's immediate family sharing the same household;
  - (B) held by a partnership in which such person is a general partner;
  - (C) held by a corporation of which such person is a controlling shareholder; or
  - (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

CSPG 1/5

FORM 23-A (continued) Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

(Print or Type Responses)

CSPG 2/5

FORM 23-A (continued) Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I)	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

FOR REPORTING PERSONS WHO PREVIOUSLY OWNED 5% OR MORE BUT LESS THAN 10%
DISCLOSURE REQUIREMENTS

Item 1. **Security and Issuer**

State the title of the class of equity securities to which this Form relates and the name and address of the principal executive offices of the issuer of such securities.

Item 2. **Identity and Background**

If the person filing this Form is a corporation, partnership, syndicate or other group of persons, state its name, the province, country or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

a. Name;
b. Residence or business address;
c. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;
d. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;
e. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, domestic or foreign, and as a result of such proceeding was or is subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities, commodities or banking; and

f. Citizenship.

Item 3. **Purpose of Transaction**

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
c. A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;
d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e. Any material change in the present capitalization or dividend policy of the issuer;
f. Any other material change in the issuer's business or corporate structure;
g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
h. Causing a class of securities of the issuer to be delisted from a securities exchange;
i. Any action similar to any of those enumerated above.

Item 4. **Interest in Securities of the Issuer**

a. State the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned (identifying those shares which there is a right to acquire within thirty (30) days from the date of this report) by each person named in Item 2. The abovementioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group.
b. For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.

c. Describe any transaction in the class of securities reported on that were effected during the past sixty (60) days by the persons named in response to paragraph (a). The description shall include, but not necessarily be limited to: (1) the identity of the person who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where or how the transaction was effected.

d. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, a statement to that effect should be included in response to this Item and, if such interest relates to more than five (5%) percent of the class, such person should be identified.

e. If the filing is an amendment reflecting the fact that the reporting person has ceased to be the beneficial owner of more than five (5%) percent of the class of securities, state the date on which such beneficial ownership was reduced.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contract, arrangement, understanding or relationship among the person named in Item 2 and between such persons and any person with respect to any securities of the issue, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the person with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 6. Material to be Filed as Exhibits

Copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to:

a. the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 3; and

b. the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against losses or the giving or withholding of any proxy as disclosed in Item 5.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Report is true, complete and accurate.
This report is signed in the City of ....Makati.......... on NOV 2 0 2008, 20..........

SIGNATURE

CRISTINA S. PALMA GIL

....

(Name/Title)

CSPG 5/5

RECEIVED
2008 DEC 15 A 6:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

> **Filing made by Indofood Agri Resources Limited ("IndoAgri"), a subsidiary of the Company, to the Singapore Stock Exchange, attaching with its press release dated 22nd November, 2008 on the Proposed Acquisition of Hijau, Sain and Mitra by IndoAgri's Subsidiary.**

Dated this 24th day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	MAK MEI YOOK
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	22-Nov-2008 14:41:07
Announcement No.	00006

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	PROPOSED ACQUISITION OF HIJAU, SAIN AND MITRA BY THE COMPANY'S SUBSIDIARY
Description	See attached.
Attachments	AcquisitionHijauSAINMitra.pdf Total size = 38K (2048K size limit recommended)

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IndoAgri

INDOFOOD AGRI RESOURCES LTD.
(Incorporated in the Republic of Singapore)

In line with the strategies of Indofood Agri Resources Ltd. (the "Company") to enhance its integrated agribusiness model and improve its operating efficiency, amongst others, through (i) the integration of its seed breeding operations and development of plantation land, (ii) securing additional land bank for future expansion and (iii) operation of its own bulking station at a strategic location, the Board of Directors of the Company wishes to announce that its 90%-owned subsidiary, PT Salim Ivomas Pratama ("SIMP") has entered into the following conditional agreements on 21 November 2008:-

1) Sale & Purchase Agreement With PT Abadi Cemerlang Sejahtera ("ACS Agreement")

Pursuant to the ACS Agreement, SIMP will acquire from PT Abadi Cemerlang Sejahtera ("ACS") 100% of the total issued share capital of PT Cakra Alam Makmur ("CAM"), PT Hijaupertiwi Indah Plantation ("HPIP"), and PT Cangkul Bumisubur and its subsidiary, PT Pelangi Inti Pertiwi (collectively "CBS") for a total cash consideration of Rp11.7 billion; and in addition, the ACS Agreement also stipulates that SIMP has the obligation to settle any outstanding loans that have been extended and to be extended by ACS to CAM, HPIP and CBS until the date of completion, which is estimated to be around Rp43.5 billion (collectively "Aggregate Consideration") (approximately S$6.9 million based on an exchange rate of Rp8,022 : S$1 as at 21 November 2008) (the "Proposed Acquisition Hijau").

CAM, HPIP and CBS are companies incorporated in Indonesia as limited liability companies. The principal activities of HPIP and CBS are those relating to oil palm plantation and hold a total land bank of 36,300 hectares in South Sumatra and Central Kalimantan, Indonesia. Whereas CAM owns and operates a bulking facility strategically located at the port of Dumai in the province of Riau, Indonesia, with a total capacity of approximately 7,500 tons of crude palm oil ("CPO") storage.

The Proposed Acquisition Hijau was entered into on an arm's length basis and the Aggregate Consideration for the Proposed Acquisition Hijau was arrived at after taking into consideration, *inter alia,* the bulking facilities of CAM, the land bank of 36,300 hectares and the business prospect of CAM, HPIP and CBS. As stipulated in the ACS Agreement, 60% of the cash consideration of Rp11.7 billion shall be paid by SIMP to ACS within 5 business days after the date of the ACS Agreement and the remaining 40% and all the outstanding loan of CAM, HPIP and CBS due to ACS as mentioned above shall be paid on the date of completion.

Based on audited accounts of CAM, HPIP and CBS as of 30 June 2008, the combined net book value relating to the Proposed Acquisition Hijau was approximately Rp278 million. The audited accounts of CAM, HPIP and CBS are prepared based on Indonesian generally accepted accounting principles which excluded the biological assets valuation.

The completion of the Proposed Acquisition Hijau is conditional upon various conditions being fulfilled as stipulated in the ACS Agreement. The Proposed Acquisition Hijau is targeted to be completed by the end of December 2008. Upon completion, CAM, HPIP and CBS will become subsidiaries of the Company through SIMP.

2) Sales and Assignment Agreement With Lyminton Pte Ltd ("LMT Agreement")

Pursuant to the LMT Agreement, SIMP will acquire the 15,499 shares ("Exchange Shares") representing 29.98% of the total issued share capital of PT Sarana Inti Pratama ("SAIN") through the acquisition of the exchangeable bond issued by PT Usahatama Karya Mandiri ("UKM") which is currently held by Lyminton Pte Ltd ("LMT"), a third party limited liability company incorporated in Singapore. The said bond is exchangeable into the Exchange Shares. As at the date of this Announcement, SIMP holds 70.02% of the total issued share capital of SAIN.

Pursuant to the LMT Agreement, SIMP will purchase and accept the assignment of the Exchangeable Bond from LMT for a total cash consideration of US$16.4 million (approximately S$25.1 million based on an exchange rate of S$1.5333 : US$1 as at 21 November 2008) (the "Proposed Acquisition SAIN").

The principal activities of SAIN are research and development, oil palm seed breeding and ownership of three plantation subsidiary companies. The subsidiaries of SAIN own an aggregate land bank of approximately 67,000 hectares in West Kalimantan, Indonesia, of which approximately 7,900 hectares are planted with oil palms.

The Proposed Acquisition SAIN was entered into on an arm's length basis and the aggregate consideration for the Proposed Acquisition SAIN of US$16.4 million was arrived at after taking into consideration, *inter alia,* the fair value of the net assets and the business prospects of SAIN. As stipulated in the LMT Agreement, 60% of the aggregate consideration of US$16.4 million shall be paid by SIMP to LMT within 5 business days after the date of the LMT Agreement and the remaining 40% shall be paid on the date of completion.

Based on the unaudited consolidated accounts of SAIN and subsidiaries as of 30 September 2008, the net assets value relating to the Proposed Acquisition SAIN was approximately Rp73.9 billion (approximately S$9.2 million). The unaudited consolidated accounts of SAIN and subsidiaries as of 30 September 2008 reflected the fair values of biological assets determined based on valuation prepared by an independent firm of valuer as of 30 June 2008. It is the Company's policy to perform biological assets valuation on a semi-annual basis.

The completion of the Proposed Acquisition SAIN is conditional upon various conditions being fulfilled as stipulated in the LMT Agreement. The Proposed Acquisition SAIN is targeted to be completed on or prior to 30 April 2009. Upon completion, SIMP will increase its shareholding interest in SAIN from 70.02% to 100%.

3) Sale & Purchase Agreement With PT Mulia Abadi Lestari ("MAL Agreement")

Pursuant to the MAL Agreement, SIMP will acquire from PT Mulia Abadi Lestari ("MAL") 28,499,000 shares representing 30% of the total issued share capital of PT Mitra Inti Sejati Plantation ("PT Mitra"), for a total cash consideration of Rp28.5 billion (approximately S$3.6 million based on an exchange rate of Rp8,022 : S$1 as at 21 November 2008) (the "Proposed Acquisition Mitra"). As at the date of this Announcement, SIMP holds 70% of the total issued share capital of PT Mitra.

PT Mitra is principally engaged in oil palm cultivation and the milling of fresh fruit bunches. PT Mitra currently owns over a total of 12,000 hectares of land in West Kalimantan, Indonesia, of which approximately 3,900 hectares are planted with oil palms.

IndoAgri

The Proposed Acquisition Mitra was entered into on an arm's length basis and the aggregate consideration for the Proposed Acquisition Mitra of Rp28.5 billion was arrived at after taking into consideration, *inter alia*, the fair value of the net assets and the business prospects of PT Mitra. As stipulated in the MAL Agreement, 60% of aggregate consideration of Rp28.5 billion shall be paid by SIMP to MAL within 5 business days after the date of the MAL Agreement and the remaining 40% shall be paid on the date of completion.

Based on PT Mitra's unaudited financial accounts as of 30 September 2008, the net book value relating to the Proposed Acquisition Mitra was approximately Rp8.2 billion. The unaudited accounts of PT Mitra as of 30 September 2008 reflected the fair values of biological assets determined based on valuation prepared by an independent firm of valuer as of 30 June 2008. It is the Company's policy to perform biological assets valuation on a semi-annual basis.

The completion of the Proposed Acquisition Mitra is conditional upon various conditions being fulfilled as stipulated in the MAL Agreement. The Proposed Acquisition Mitra is targeted to be completed on or prior to 30 April 2009. Upon completion, SIMP will increase its shareholding interest in PT Mitra from 70% to 100%.

The Proposed Acquisition Hijau, Proposed Acquisition SAIN, and Proposed Acquisition Mitra ("Proposed Acquisitions") are not expected to have any material impact on the net tangible assets and earnings per share of the Company. None of the directors of the Company has any interest, direct or indirect, in the Proposed Acquisitions and the Company has not received notification from any of its controlling shareholders that they have any interests, direct or indirect, in the Proposed Acquisitions.

BY ORDER OF THE BOARD

Mark Julian Wakeford
Chief Executive Officer and Executive Director

Singapore
22 November 2008

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.. It assumes no responsibility for the contents of this announcement.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

> **Filing made by Indofood Agri Resources Limited ("IndoAgri"), a subsidiary of the Company, to the Singapore Stock Exchange, attaching with its press release dated 22nd November, 2008 on the Proposed Acquisition of Hijau, Sain and Mitra by IndoAgri's Subsidiary.**

Dated this 24th day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	MAK MEI YOOK
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	22-Nov-2008 14:41:07
Announcement No.	00006

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	PROPOSED ACQUISITION OF HIJAU, SAIN AND MITRA BY THE COMPANY'S SUBSIDIARY
Description	See attached.
Attachments	AcquisitionHijauSAINMitra.pdf Total size = 38K (2048K size limit recommended)

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IndoAgri

INDOFOOD AGRI RESOURCES LTD.
(Incorporated in the Republic of Singapore)

In line with the strategies of Indofood Agri Resources Ltd. (the "Company") to enhance its integrated agribusiness model and improve its operating efficiency, amongst others, through (i) the integration of its seed breeding operations and development of plantation land, (ii) securing additional land bank for future expansion and (iii) operation of its own bulking station at a strategic location, the Board of Directors of the Company wishes to announce that its 90%-owned subsidiary, PT Salim Ivomas Pratama ("SIMP") has entered into the following conditional agreements on 21 November 2008:-

1) Sale & Purchase Agreement With PT Abadi Cemerlang Sejahtera ("ACS Agreement")

Pursuant to the ACS Agreement, SIMP will acquire from PT Abadi Cemerlang Sejahtera ("ACS") 100% of the total issued share capital of PT Cakra Alam Makmur ("CAM"), PT Hijaupertiwi Indah Plantation ("HPIP"), and PT Cangkul Bumisubur and its subsidiary, PT Pelangi Inti Pertiwi (collectively "CBS") for a total cash consideration of Rp11.7 billion; and in addition, the ACS Agreement also stipulates that SIMP has the obligation to settle any outstanding loans that have been extended and to be extended by ACS to CAM, HPIP and CBS until the date of completion, which is estimated to be around Rp43.5 billion (collectively "Aggregate Consideration") (approximately S$6.9 million based on an exchange rate of Rp8,022 : S$1 as at 21 November 2008) (the "Proposed Acquisition Hijau").

CAM, HPIP and CBS are companies incorporated in Indonesia as limited liability companies. The principal activities of HPIP and CBS are those relating to oil palm plantation and hold a total land bank of 36,300 hectares in South Sumatra and Central Kalimantan, Indonesia. Whereas CAM owns and operates a bulking facility strategically located at the port of Dumai in the province of Riau, Indonesia, with a total capacity of approximately 7,500 tons of crude palm oil ("CPO") storage.

The Proposed Acquisition Hijau was entered into on an arm's length basis and the Aggregate Consideration for the Proposed Acquisition Hijau was arrived at after taking into consideration, *inter alia*, the bulking facilities of CAM, the land bank of 36,300 hectares and the business prospect of CAM, HPIP and CBS. As stipulated in the ACS Agreement, 60% of the cash consideration of Rp11.7 billion shall be paid by SIMP to ACS within 5 business days after the date of the ACS Agreement and the remaining 40% and all the outstanding loan of CAM, HPIP and CBS due to ACS as mentioned above shall be paid on the date of completion.

Based on audited accounts of CAM, HPIP and CBS as of 30 June 2008, the combined net book value relating to the Proposed Acquisition Hijau was approximately Rp278 million. The audited accounts of CAM, HPIP and CBS are prepared based on Indonesian generally accepted accounting principles which excluded the biological assets valuation.

The completion of the Proposed Acquisition Hijau is conditional upon various conditions being fulfilled as stipulated in the ACS Agreement. The Proposed Acquisition Hijau is targeted to be completed by the end of December 2008. Upon completion, CAM, HPIP and CBS will become subsidiaries of the Company through SIMP.

2) Sales and Assignment Agreement With Lyminton Pte Ltd ("LMT Agreement")

Pursuant to the LMT Agreement, SIMP will acquire the 15,499 shares ("Exchange Shares") representing 29.98% of the total issued share capital of PT Sarana Inti Pratama ("SAIN") through the acquisition of the exchangeable bond issued by PT Usahatama Karya Mandiri ("UKM") which is currently held by Lyminton Pte Ltd ("LMT"), a third party limited liability company incorporated in Singapore. The said bond is exchangeable into the Exchange Shares. As at the date of this Announcement, SIMP holds 70.02% of the total issued share capital of SAIN.

Pursuant to the LMT Agreement, SIMP will purchase and accept the assignment of the Exchangeable Bond from LMT for a total cash consideration of US$16.4 million (approximately S$25.1 million based on an exchange rate of S$1.5333 : US$1 as at 21 November 2008) (the "Proposed Acquisition SAIN").

The principal activities of SAIN are research and development, oil palm seed breeding and ownership of three plantation subsidiary companies. The subsidiaries of SAIN own an aggregate land bank of approximately 67,000 hectares in West Kalimantan, Indonesia, of which approximately 7,900 hectares are planted with oil palms.

The Proposed Acquisition SAIN was entered into on an arm's length basis and the aggregate consideration for the Proposed Acquisition SAIN of US$16.4 million was arrived at after taking into consideration, *inter alia,* the fair value of the net assets and the business prospects of SAIN. As stipulated in the LMT Agreement, 60% of the aggregate consideration of US$16.4 million shall be paid by SIMP to LMT within 5 business days after the date of the LMT Agreement and the remaining 40% shall be paid on the date of completion.

Based on the unaudited consolidated accounts of SAIN and subsidiaries as of 30 September 2008, the net assets value relating to the Proposed Acquisition SAIN was approximately Rp73.9 billion (approximately S$9.2 million). The unaudited consolidated accounts of SAIN and subsidiaries as of 30 September 2008 reflected the fair values of biological assets determined based on valuation prepared by an independent firm of valuer as of 30 June 2008. It is the Company's policy to perform biological assets valuation on a semi-annual basis.

The completion of the Proposed Acquisition SAIN is conditional upon various conditions being fulfilled as stipulated in the LMT Agreement. The Proposed Acquisition SAIN is targeted to be completed on or prior to 30 April 2009. Upon completion, SIMP will increase its shareholding interest in SAIN from 70.02% to 100%.

3) Sale & Purchase Agreement With PT Mulia Abadi Lestari ("MAL Agreement")

Pursuant to the MAL Agreement, SIMP will acquire from PT Mulia Abadi Lestari ("MAL") 28,499,000 shares representing 30% of the total issued share capital of PT Mitra Inti Sejati Plantation ("PT Mitra"), for a total cash consideration of Rp28.5 billion (approximately S$3.6 million based on an exchange rate of Rp8,022 : S$1 as at 21 November 2008) (the "Proposed Acquisition Mitra"). As at the date of this Announcement, SIMP holds 70% of the total issued share capital of PT Mitra.

PT Mitra is principally engaged in oil palm cultivation and the milling of fresh fruit bunches. PT Mitra currently owns over a total of 12,000 hectares of land in West Kalimantan, Indonesia, of which approximately 3,900 hectares are planted with oil palms.

IndoAgri

The Proposed Acquisition Mitra was entered into on an arm's length basis and the aggregate consideration for the Proposed Acquisition Mitra of Rp28.5 billion was arrived at after taking into consideration, *inter alia,* the fair value of the net assets and the business prospects of PT Mitra. As stipulated in the MAL Agreement, 60% of aggregate consideration of Rp28.5 billion shall be paid by SIMP to MAL within 5 business days after the date of the MAL Agreement and the remaining 40% shall be paid on the date of completion.

Based on PT Mitra's unaudited financial accounts as of 30 September 2008, the net book value relating to the Proposed Acquisition Mitra was approximately Rp8.2 billion. The unaudited accounts of PT Mitra as of 30 September 2008 reflected the fair values of biological assets determined based on valuation prepared by an independent firm of valuer as of 30 June 2008. It is the Company's policy to perform biological assets valuation on a semi-annual basis.

The completion of the Proposed Acquisition Mitra is conditional upon various conditions being fulfilled as stipulated in the MAL Agreement. The Proposed Acquisition Mitra is targeted to be completed on or prior to 30 April 2009. Upon completion, SIMP will increase its shareholding interest in PT Mitra from 70% to 100%.

The Proposed Acquisition Hijau, Proposed Acquisition SAIN, and Proposed Acquisition Mitra ("Proposed Acquisitions") are not expected to have any material impact on the net tangible assets and earnings per share of the Company. None of the directors of the Company has any interest, direct or indirect, in the Proposed Acquisitions and the Company has not received notification from any of its controlling shareholders that they have any interests, direct or indirect, in the Proposed Acquisitions.

BY ORDER OF THE BOARD

Mark Julian Wakeford
Chief Executive Officer and Executive Director

Singapore
22 November 2008

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.. It assumes no responsibility for the contents of this announcement.

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